Airgility, Inc.



ANNUAL REPORT

5145 Campus Drive

College Park, MD 20742

(703) 798-7850

www.airgility.co

This Annual Report is dated April 28, 2022.

BUSINESS

You've probably seen a drone, also known as unmanned aerial systems or UAS. Very popular with hobbyists but they have come a long way and are becoming a valuable enterprise technology- and an emerging trend is set to increase that value and expand their use. New software is able to automate both drone navigation and the analysis of the data drones capture. This is making more practical a host of drone applications: monitoring construction, agricultural crops, goods and materials inventories, traffic, and crowds; infrastructure inspection; catastrophe response; search and rescue; and perimeter security. Ultimately, we are now seeing enterprises moving beyond simply employing drones where convenient and integrating drone data into their information systems and revamping workflows to take full advantage of the greater insights and efficiencies that drones can provide, and we are seeing many other applications also emerge as the ROI and insights become more apparent.

Our Company

Airgility is a company that specializes in producing 3D printed and AI-powered aerial drones/robots that can be customized for multi-use to serve the government and the commercial sector. The uses include public safety, security and defense.

Our Product

Our drones can operate in both an indoor and outdoor environment autonomously and in self-directed flights.

Powered by our proprietary operating system, the drones/aerial robots can operate independently in complex environments, leveraging artificial intelligence and machine learning to determine what they should do, when they should do it and how they should complete the task.

We are also creating drone platforms that do not rely on human control or GPS information. Our unique technology is built upon the fusion of multiple redundant sensors, mapping for obstacle avoidance, and autonomous flight planning.

Business Model

Our main line of business is the sale our drones and all related software to the government and commercial sectors. This include sales through the financing of hardware (drones/robots), licensing the software (platform and AI), and providing after sales training and maintenance.

Competitors and Industry
We are in the government and enterprise drone industry. We currently do not sell or operate in the consumer sector.
The main players and our competitors include Exyn (https://www.exyn.com/), Shield AI (https://www.shield.ai/) and flyability.

Compared to these companies our product differentiates by the ability to fly autonomously in GPS independent environments and harnesses the power of neural networks to accelerate machine learning. In addition, our drones are made out of inexpensive 3D printed materials. We believe that our UAVs, which can be controlled through an App, are the most versatile, maneuverable and agile on the market.

Current Stage and Roadmap Current Development
We are in the market for our product, the DS-1. We have filed ready working models of the DS-1 and have conducted multiple testing and demonstrations and we have launched our product. Currently, we are capable of producing small quantities of the DS-1 at our in-house facility and we have engaged a large manufacturer for mass production.
In addition to the physical drone, we have 2 specific sets of software that can be used with the DS-1 and any other drones.
Our first software package controls computer vision, which enables the drone to navigate without GPS and uses sensor fusion to prevent collision. This software is developed and is in the final stages of enhancement.
Our second software package relates to higher learning/edge processing, which enables the drone to process real time information and data and transfer that information to the operator. This software's overall frame wire is developed, and will require client customization prior to sales.
Roadmap
Our roadmap for this year starts with accelerating sales of our DS-1 Minotaur and continuing to enhance its hardware and software for enterprise inspection operations. Our other products in development, HS-1 and MS-1, will each undergo its own testing and development phases.
We plan to finalize the collision avoidance sensor fusion, and flight testing for specific public

safety uses.

We will continue to grow our government work after being awarded an Air Force AFWERX Phase I SBIR contract last year to test and develop our drones and customize software for specific air force use. We have been continuously conducting demos over the past six months and robust testing of our product also continues.

Currently we have entered a termsheet/LOI with the Airo Group (www.theairgroup.com) to be acquired which is non-binding and have completed 2018-20 audits for this endeavor.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $150,000.00

Use of proceeds: pre-seed product development

Date: April 11, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 9,000,000

Use of proceeds: No money was raised, the shares were issued to initial management team at the start of the company

Date: March 23, 2017

Offering exemption relied upon: Section 4(a(2) of the Securities Act of 1933

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 729,518

Use of proceeds: No money was raised, the shares were issued to advisors who joined the company in 2018 and to the University of Maryland and Evandro Valente in consideration of a technology licensing agreement with the Company.

Date: February 01, 2018

Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 298,845

Use of proceeds: No money was raised, the shares were issued to advisors who joined the company in 2020.

Date: March 03, 2020

Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Airgility began in 2017 as a new company and every year since has increased our revenues. Revenue for fiscal year 2018 was $50K and for 2019 was $174K.

Revenues have increased year over year based on increasing contracts for our early stage innovative products. In 2018, we were awarded a $50K contract from the Department of Homeland Security. Based on the success of that initial phase contract we were then awarded $100K from the Department of Homeland Security in 2019. Other sources of revenue in 2019 included several commercial systems integrator clients.

Expenses have grown in line with revenue and plans for growth. Airgility has received grants from the Maryland Industrial Partnership in the amount of $150K in cash and in-kind awards that have helped cover the shortfall in revenue. In addition, we are in close proximity to the University of Maryland and, because of our close relationships within the University, we have been able to draw a variety of talent from the University's students and hence have been able to maintain a relatively low payroll. As we grow into a product company, however, we expect our payroll expenses to increase.

During the year ended December 31, 2020 2020, we raised approximately $950,325 from investors through the sale of 921,348 shares of our common stock at $1.09 per share on the StartEngine Capital, LLC portal in our Regulation CF offering described in our Form C initially filed with the Securities and Exchange Comission on May 21, 2020, as amended.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $40,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: TEDCO

Amount Owed: $150,000.00

Interest Rate: 8.0%

Maturity Date: April 11, 2023

The loan holder also has the option to convert the principal and all unpaid and accrued interest into equity of the company upon certain conversion triggers, as discussed above.

Line of Credit
Creditor: M&T Bank
Amount Owed: $91000
Interest Rate: 7%

Line of Credit
Creditor: Fulton Bank
Amount Owed: $190000
Interest Rate: 6.5%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Pramod Raheja

Pramod Raheja's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March 23, 2017 - Present

Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of Airgility. This includes responsibility for all components and departments of Airgility and specifically a current focus on all business development, fundraising, sales and overall P&L responsibility. His salary is currently $96K/year.

Other business experience in the past three years:

Employer: United Airlines

Title: Captain

Dates of Service: January 20, 1997 - Present

Responsibilities: Flight Officer

Other business experience in the past three years:

Employer: Entrepreneurs' Organization Washington, DC

Title: President

Dates of Service: July 01, 2018 - June 30, 2019

Responsibilities: President of the local Washington, DC Chapter

Other business experience in the past three years:

Employer: mystaffNOW

Title: CEO

Dates of Service: January 11, 2012 - December 31, 2017

Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of mystaffNOW. This included responsibility for all components and departments of a business.

Name: Evandro Valente

Evandro Valente's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: March 23, 2017 - Present

Responsibilities: Connecting validated customer needs with Airgility's core technologies and focus areas and leads our product roadmap and innovation portfolio. His salary is $96K/year.

Other business experience in the past three years:

Employer: University of Maryland

Title: Professional Track Lecturer

Dates of Service: August 01, 2006 - January 31, 2019

Responsibilities: Taught Engineering coursework and managed of all the laboratory spaces, assembly areas, and principle source of didactic material related to all hands-on activities and demonstrations provided in the course. Also headed procurement efforts for all furniture, tools, and materials used by the program. Instituted processes and procedures for faculty, teaching fellows, and students alike to follow as an integral part of successful in-lab usage of program resources.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Pramod Raheja

Amount and nature of Beneficial ownership: 3,600,000

Percent of class: 35.898

Title of class: Common Stock

Stockholder Name: Evandro Valente

Amount and nature of Beneficial ownership: 5,663,491

Percent of class: 56.475

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Convertible Subordinated Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 981,651 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 11,028,363 outstanding.

Voting Rights

one vote per share

Material Rights

None.

The Company has a total of 10,028,363 shares of its Common Stock outstanding. An additional 1,000,000 shares of Common Stock have been reserved for issuance under the Company's 2020 Equity Incentive Plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

No series or class of Preferred Stock has been issued or designated. The Board of Directors may fix and adopt a distinctive designation or title, and determine the terms, including voting rights, if any, for one or more classes or series of Preferred Stock from time to time.

Convertible Subordinated Note

The security will convert into Equity security and the terms of the Convertible Subordinated Note are outlined below:

Amount outstanding: $150,000.00

Maturity Date: April 11, 2023

Interest Rate: 8.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: 500K+ Financing Round, Acquisition, or Sale of Company

Material Rights

Upon any of the conversion triggers, the Convertible Note holder has the option to either (i) convert outstanding principal and unpaid & accrued interest into the same security at the same price and on the same terms and conditions as the subsequent (i.e. 500K+) financing round or (ii) accelerate the maturity and payment in full of the Convertible Note. The Convertible Note is subordinated to all "Senior Indebtedness" of the Company, as that term is defined in the Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "Airgility," "we," "us," "our," or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the COMMON STOCK that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the drone industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that we may never have an operational drone product or that the product may never be result in any sales. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our DS-1. Delays or cost overruns in the development of our DS-1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The shares of COMMON STOCK that an investor is buying have voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Airgility was formed on March 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Airgility has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think that the DS-1 is a good idea, that the team will be able to successfully market and sell the product or service, that we can price our products right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company's owns four trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on the outside government regulation such as the FAA (the Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change. In addition, as the use of drones is becoming more prevalent, we expect that governments around the world may develop new regulatory schemes relating to the use and sale of drones for both military and civilian use. Compliance with all of these requirements, whether in the US or abroad, may delay, or prohibit, commercialization of one or more of our products, thereby adversely affecting our business and financial condition and your investment in us.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and the Company, and its prospects to receive investments of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

We are reliant on one main type of product

All of our current products are variants on one type of product, drones and a platform to integrate and control drones. Our revenues are, therefore, dependent upon the market for these drones.

Our products incorporate software that is highly technical and complex.

Software included in our technology has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in this software code may only be discovered after our products have been released. Any errors, bugs, or vulnerabilities discovered in our code after product release could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any distributions to holders of our COMMON STOCK in the foreseeable future. Consequently, investors may need to rely on sales of their COMMON STOCK after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking distributions should not purchase our COMMON STOCK.

Our new products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

If we are unable to keep up with rapid technological changes, our products may become obsolete.

The market for our technologies is characterized by significant and rapid change. Although we will continue to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products less attractive or even obsolete.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Any disruption in our information systems could disrupt our future operations and would be adverse to our business and results of operations.

We will depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

If we are unable to develop and maintain our brand and reputation for our product offerings, our business and prospects could be materially harmed.

Our business and prospects will depend, in part, on developing and then maintaining and strengthening our brand and reputation in the markets we expect to serve. If problems with our technologies cause end future users to experience operational disruption or failure or delays in the delivery of their products and services to their customers, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

The Company could be vulnerable to hackers and cyber-attacks.

With our autonomous drone system products and our computer based information systems, we may be vulnerable to hackers who may access the data of our investors and the companies that might utilize our drone system products. Further, any significant disruption in service on our computer systems or in any of our drone system platforms could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our drone systems. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our in-house systems or product platforms could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Airgility, Inc.

By /s/ *Pramod B Raheja*

Name: <u>Airgility, Inc.</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet


Airgility, Inc.
As at 31 December 2021


	31 Dec 2021
Assets	
Cash and Cash Equivalents	
Business Checking Account	40,000
Early Stage MMA	-
SVB Checking	(72,607)
Total Cash and Cash Equivalents	**(32,607)**
Current Assets	
Accounts Receivable	99,416
Deposits	25,000
Total Current Assets	**124,416**
Property, Plant and Equipment	
Accumulated Depreciation	(3,117)
Computer Equipment	14,709
Total Property, Plant and Equipment	**11,592**
Total Assets	**103,402**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	69,014
Other Current Liabilities	36,119
Rounding	-
Total Current Liabilities	**105,133**
Non-Current Liabilities	
Loans Payable	20,500
Notes Payable	149,724
Total Non-Current Liabilities	**170,224**
Total Liabilities	**275,357**
Equity	
Additional Paid In Capital	841,073
Common Stock	106
Current Year Earnings	(259,820)
Retained Earnings3	(753,316)
Total Equity	**(171,956)**
Total Liabilities and Equity	**103,402**

Income Statement


Airgility, Inc.
1 January 2021 to 31 December 2021


	31 Dec 21
Revenue	
Revenue	237,040
Total Revenue	**237,040**
Less Cost of Sales	
Cost of Labor - COS	167,585
Cost of sales - COS	4,699
Total Cost of Sales	**172,284**
Gross Profit	**64,756**
Operating Income / (Loss)	**64,756**
Other Income and Expense	
Accounting - GA	(1,745)
Air Travel - GA	(6,573)
Bank Service Charges - GA	(129)
Building Rent and CAM - GA	(18,684)
Cloud Based Software & Services - GA	(24,628)
Conferences - Mktg	(1,127)
Consulting Expense - GA	(7,666)
Dues and Subscriptions - GA	(1,400)
Employee's Benefits	(11,103)
Employer Taxes	(853)
Engineering and Research & Development	(5,091)
General Administrative Salaries - GA	(118,378)
Insurance - GA	(1,439)
Interest Expense	(11,976)
Interest Income	-
Licenses, Fees, Taxes	(1,342)
Marketing and Sales Expense	(16,481)
Meals & Entertainment - GA	(8,356)
Miscellaneous	250
Office Supplies - GA	(7,737)
Parking, Tolls, Other Fees - GA	(275)
Payroll Service Fees - GA	(3,023)
Postage and Delivery - GA	(323)
Printing and Reproduction - Mktg	(230)
Professional & Legal Services - GA	(116,916)
Repair and Maintenance - GA	(19)
Taxicabs, Limousines, Car Services - GA	(447)
Telephone and Cable - GA	(349)

Income Statement

	31 Dec 21
Travel & Entertainment - GA	(4,440)
Un-Categorized Expense	(41,628)
Un-Categorized Income	87,534
Total Other Income and Expense	**(324,575)**
Net Income / (Loss) before Tax	**(259,820)**
Net Income	**(259,820)**
Total Comprehensive Income	**(259,820)**

I, Pramod Raheja, the Chief Executive Officer of Airgility, Inc.hereby certify that the financial statements of Airgility and notes thereto for the periods ending 2020 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. Airgility, Inc. has not yet filed its federal tax return for 2021

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 27th, 2022



CEO

April 27, 2022

CERTIFICATION

I, Pramod B Raheja, Principal Executive Officer of Airgility, Inc., hereby certify that the financial statements of Airgility, Inc. included in this Report are true and complete in all material respects.

Pramod B Raheja

CEO